RESULTS OF SPECIAL MEETING  FPA CAPITAL FUND, INC.

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held April 14, 2004:

With respect to the approval of a proposed amendment to the Funds fundamental investment policy regarding lending, a total of 13,924,854.34 shares voted for, 1,622,858.49 shares voted against, and 529,067.54 shares abstained.

No broker non-votes were received with respect to the matter voted upon above.